UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):
☐	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

     For the fiscal year ended                  .

OR

☒	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

     For the transition period from September 28, 2002 to December 31, 2002.

Commission file number 1-7598

VARIAN MEDICAL SYSTEMS, INC.

RETIREMENT PLAN
(Full title of the plan)

Varian Medical Systems, Inc.
(Name of issuer of the securities held pursuant to the plan)

3100 Hansen Way
Palo Alto, California 94304-1129
(Address of principal executive offices)

Varian Medical Systems, Inc. Retirement Plan - Pension Element
Report of Independent Accountants
Statements of Net Assets Available For Benefits
Statements of Changes In Net Assets Available For Benefits
Notes to Financial Statements
Varian Medical Systems, Inc. Retirement Plan - Profit Sharing Element
Report of Independent Accountants
Statements of Net Assets Available for Benefits
Statements of Changes in Net Assets Available for Benefits
Notes to Financial Statements
Schedule of Assets Held for Investment
SIGNATURE
EXHIBIT INDEX
Exhibit 23.1
Exhibit 23.2
Exhibit 99.1
Exhibit 99.2

VARIAN MEDICAL SYSTEMS INC.
RETIREMENT PLAN

Varian Medical Systems, Inc.
Retirement Plan -
Pension Element
(A Defined Contribution Plan)
Financial Statements
December 31, 2002, September 30, 2002, and September 30, 2001

Report of Independent Accountants

To the Participants and Retirement Committee of Varian Medical Systems, Inc. Retirement Plan — Pension Element:

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Varian Medical Systems, Inc. Retirement Plan — Pension Element (the “Pension Element”) at December 31, 2002, September 30, 2002 and September 30, 2001, and the changes in net assets available for benefits for three months ended December 31, 2002 and for the year ended September 30, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Pension Element’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

March 31, 2003

Varian Medical Systems, Inc. Retirement Plan — Pension Element
Statements of Net Assets Available For Benefits
(in thousands)

	December 31,	September 30,
	2002	2002	2001

Interest in the Varian Associates, Inc. Retirement and Profit Sharing Program Trust (Note 4)	$191,789	$188,075	$224,796

Net assets available for benefits	$191,789	$188,075	$224,796

The accompanying notes are an integral part of these financial statements.

Varian Medical Systems, Inc. Retirement Plan — Pension Element
Statements of Changes In Net Assets Available For Benefits
(in thousands)

	For the
	Three Months	For the
	Ended	Year Ended
	December 31,	September 30,
	2002	2002

Additions to net assets attributed to:
Interest in Varian Associates, Inc. Retirement and Profit Sharing Program Trust investment income	$8,523	$—
Contributions:
Participant	128	323
Employer	1,362	5,392

Total contributions	1,490	5,715

Total additions	10,013	5,715

Deductions from net assets attributed to:
Interest in Varian Associates, Inc. Retirement and Profit Sharing Program Trust investment loss	—	16,112
Benefits paid to participants	6,283	26,232
Administrative expenses	16	92

Total deductions	6,299	42,436

Net increase (decrease) in net assets	3,714	(36,721)
Net assets available for benefits:
Beginning of year	188,075	224,796

End of year	$191,789	$188,075

The accompanying notes are an integral part of these financial statements.

Varian Medical Systems, Inc. Retirement Plan — Pension Element
Notes to Financial Statements

1.	Description of the Plan

The following brief description of the Varian Medical Systems, Inc. Retirement Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan and the Summary Plan Description/Prospectus document for more detailed information.

The Plan was established to provide benefits to those employees of Varian Medical Systems, Inc., formerly Varian Associates, Inc. (the “Company”) who elect to participate. The Plan consists of two distinct defined contribution plan elements, the Varian Medical Systems, Inc. Retirement Plan — Pension Element (the “Pension Element”) and the Varian Medical Systems, Inc. Retirement Plan — Profit Sharing Element (the “Profit Sharing Element”). The Plan is intended to comply with the applicable requirements of the Internal Revenue Code and the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. Contributions to the Pension Element can come from participant after-tax contributions, Company matching contributions, matching Employee Incentive Plan (“EIP”) bonus contributions and matching Management Incentive Plan (“MIP”) bonus contributions. Contributions to the Profit Sharing Element can come from participant before-tax contributions, EIP bonus contributions, MIP bonus contributions, retirement profit-sharing contributions and rollover contributions. Employees are eligible to join the Plan immediately after they are hired by the Company.

Fiscal year

The Plan’s fiscal year ends on the Friday closest to September 30. For presentation purposes, the financial statements are shown as ending September 30 although the fiscal years ended on September 27, 2002 and September 28, 2001, respectively. In December 2002, the Plan’s fiscal year end was changed to December 31.

Administration

The Company is the designated administrator of the Plan. The Company has contracted with Fidelity Institutional Retirement Services Company (“Fidelity”) to maintain the Plan’s individual participant accounts and with Fidelity Management Trust Company (“Fidelity Trust”) to act as the custodian and trustee. The Company currently pays certain administrative expenses on behalf of the Plan, except for loan fees paid by Plan participants who elect to receive a Plan loan. Brokerage commissions and other charges incurred in connection with investment transactions are paid from Plan assets. The Pension Element’s investments, as well as the investments of the Profit Sharing Element, are maintained in the Varian Associates, Inc. Retirement and Profit Sharing Program Trust (“Master Trust”), a trust established pursuant to a trust agreement between the Company and Fidelity Trust.

Contributions and participants’ accounts

Participants in the Plan may make a minimum contribution of 1% of their base pay (as defined) up to a maximum of 15% of their base pay, subject to statutory annual limitations. Employees of the Company may elect to have their EIP bonus paid out in cash or deposited directly to their Plan accounts in 10% increments, subject to statutory annual limitations. All participant contributions may be made on either a before-tax or after-tax basis and are subject to statutory annual limitations and Plan rules. New Plan participants must complete one year of service before making any after-tax contributions to the Plan.

Upon completion of one year of service with the Company, participants are entitled to receive

Varian Medical Systems, Inc. Retirement Plan - Pension Element
Notes to Financial Statements (Continued)

Company contributions. The Company’s matching contribution is 100% of participants’ before or after tax deposits, up to a maximum of 6% of participants’ eligible base pay. Contributions for Company EIP matching contributions are 6% of participants’ EIP allocations. The Company may make a discretionary retirement profit-sharing contribution to the Profit Sharing Element for participants who have completed one year of service and were employed on the last day of the fiscal year or died during the fiscal year. Participants’ portions of the Company’s retirement profit-sharing contributions are based on the percentages of their eligible base salary to the total eligible base pay for all participants during the Profit Sharing Element year. No discretionary Company retirement profit-sharing contributions were made for the three months ended December 31, 2002 and for the year ended September 30, 2002.

Each participant’s account is credited with the participant’s contributions and allocations of the Company’s contributions and Plan earnings and charged with an allocation of certain administrative expenses. Allocations are based on participant earnings or account balances, as defined.

Participants are immediately fully vested in their contributions and Company contributions.

Contributions made to the Plan are allocated among twenty-two investment funds, including the Varian Medical Systems Stock Fund, offered by the Plan in 1% increments according to the participant’s direction. Participants may transfer account balances and the investment of their future contributions among these funds.

Participant loans

Loans are available to participants who are either active employees or on a leave of absence. Participants are eligible to request a loan from the Plan ranging from $1,000 to the lesser of 50% of the participant’s Plan assets or $50,000. Loan balances are also subject to certain other limitations as provided by the Plan. Loan balances are collateralized by the balance in the participant’s account and bear interest at a fixed rate of prime plus 1% at the date requested. The interest rates on loans outstanding at December 31, 2002, September 30, 2002 and September 30, 2001 range from 5.25% to 10.5%, 5.75% to 10.5% and 7.75% to 10.5%, respectively. Principal and interest is paid ratably through payroll deductions, generally over five years. Upon employment termination, the entire loan balance becomes immediately due and payable.

Payment of benefits

Upon termination of service on account of death, disability or retirement, a participant or beneficiary may elect to receive either a lump sum amount equal to the value of their account or annual installments over a period of years.

Hardship distributions

Participants are allowed to withdraw funds from the Profit Sharing Element in case of hardship. Withdrawals may be made no more than once a month and must be at least $500 (or such lesser amount as is available for withdrawal).

Withdrawals are subject to restrictions as to amount, frequency and intended use of the proceeds. The normal form of payment is cash.

Plan termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to

Varian Medical Systems, Inc. Retirement Plan - Pension Element
Notes to Financial Statements (Continued)

discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

2.	Summary of Significant Accounting Policies

Basis of accounting

The financial statements of the Pension Element are prepared utilizing the accrual basis of accounting.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the administrator and trustee to make estimates and assumptions that affect the reported amounts of assets and liabilities in the financial statements. Such estimates include those regarding fair value. Actual results may differ from those estimates.

Risks and uncertainties

The Plan provides participants with various investment options in mutual funds which are invested in a combination of stocks, bonds, fixed income securities and other investment securities. Investment securities are exposed to various risks, such as those associated with interest rates, market conditions and credit worthiness of the securities’ issuers. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the financial statements.

Investments

Investments of the Plan are held by Fidelity Trust and are invested in the investment options available in the Plan based solely upon instructions received from Plan participants.

Investments of the Master Trust held in money market and mutual funds are valued at fair value as determined by quoted market prices. Investments of the Master Trust held in the Interest Income Fund and the Varian Medical Systems Stock Fund are stated at net asset value, as determined by the investment manager, based on the fair value of the underlying securities. The carrying amounts of the investments approximate fair value. Purchases and sales of securities held in the Master Trust are recorded on a trade-date basis. Participant loans are valued at cost which approximate fair value. The Master Trust presents in its investment income (loss) the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on these investments.

Payment of benefits

Benefits are recorded when paid.

3.	Income Taxes

The Pension Element obtained its current determination letter on December 4, 2001, in which the Internal Revenue Service stated that the Pension Element design is in compliance with the applicable requirements of the Internal Revenue Code. The Pension Element has been subsequently

Varian Medical Systems, Inc. Retirement Plan - Pension Element
Notes to Financial Statements (Continued)

amended; however, the Company believes that the Pension Element is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code and that the Master Trust, which forms a part of the Plan, is exempt from tax. Therefore, no provision for income taxes has been included in the Pension Element’s financial statements.

The December 4, 2001 letter supersedes the determination letter received in August 1996 in which the Internal Revenue Service stated the Pension Element design was in compliance with the applicable requirements of the Internal Revenue Code.

Varian Medical Systems, Inc. Retirement Plan - Pension Element
Notes to Financial Statements (Continued)

4.	Investment in the Varian Associates, Inc. Retirement and Profit Sharing Program Trust

The Pension Element’s investments are in the Master Trust which was established for the investment of assets of the Pension Element and the Profit Sharing Element. Each participating element has a specific interest in the Master Trust. Investment income and administrative expenses relating to the Master Trust are allocated to the individual elements based upon participant balances.

A summary of the net assets available for benefits of the Master Trust and significant Master Trust investments at December 31, 2002, September 30, 2002 and September 30, 2001 is as follows:

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2002, SEPTEMBER 30, 2002 AND SEPTEMBER 30, 2001
(in thousands)

	December 31, 2002			September 30, 2002

	Pension	Profit Sharing		Pension	Profit Sharing
	Element	Element	Total	Element	Element	Total

Assets
Master Trust investments:
Mutual funds	$169,135	$200,168	$369,303	$162,834	$190,045	$352,879
Money market funds	19,833	24,089	43,922	22,422	26,293	48,715
Stock fund	2,473	4,171	6,644	2,266	3,595	5,861
Participant loans	75	1,936	2,011	80	2,111	2,191

Total Master Trust investments	191,516	230,364	421,880	187,602	222,044	409,646

Receivables:
Company contributions	254	—	254	495	—	495
Participant contributions	35	462	497	14	677	691

Total receivables	289	462	751	509	677	1,186

Total assets	191,805	230,826	422,631	188,111	222,721	410,832

Liabilities
Accrued expenses	(16)	(19)	(35)	(36)	(42)	(78)

Total liabilities	(16)	(19)	(35)	(36)	(42)	(78)

Net assets available for benefits	$191,789	$230,807	$422,596	$188,075	$222,679	$410,754

Element’s participating interest	45%	55%	100%	46%	54%	100%

[Additional columns below]

[Continued from above table, first column(s) repeated]

	September 30, 2001

	Pension	Profit Sharing
	Element	Element	Total

Assets
Master Trust investments:
Mutual funds	$197,031	$228,301	$425,332
Money market funds	26,465	28,974	55,439
Stock fund	822	1,355	2,177
Participant loans	140	2,273	2,413

Total Master Trust investments	224,458	260,903	485,361

Receivables:
Company contributions	363	—	363
Participant contributions	10	592	602

Total receivables	373	592	965

Total assets	224,831	261,495	486,326

Liabilities
Accrued expenses	(35)	(40)	(75)

Total liabilities	(35)	(40)	(75)

Net assets available for benefits	$224,796	$261,455	$486,251

Element’s participating interest	46%	54%	100%

Varian Medical Systems, Inc. Retirement Plan - Pension Element
Notes to Financial Statements (Continued)

Investment income (loss) for the Master Trust is as follows (in thousands):

	For the Three Months Ended December 31, 2002			For the Year Ended September 30, 2002

	Pension	Profit Sharing		Pension	Profit Sharing
	Element	Element	Total	Element	Element	Total

Net appreciation (depreciation) in fair value of investments:
Mutual funds	$7,499	$9,666	$17,165	$(18,511)	$(28,232)	$(46,743)
Stock fund	306	498	804	400	627	1,027

	7,805	10,164	17,969	(18,111)	(27,605)	(45,716)
Interest	718	949	1,667	1,999	2,580	4,579

Total	$8,523	$11,113	$19,636	$(16,112)	$(25,025)	$(41,137)

Master Trust investments in excess of 5% of net assets were as follows (in thousands):

	December 31,	September 30,	September 30,
	2002	2002	2001

Fidelity Growth Company Fund	$68,137	$62,467	$92,632
Fidelity Growth and Income Portfolio	$56,867	$56,112	$76,917
Fidelity Balanced Fund	$32,274	$30,993	$36,548
Fidelity Retirement Money Market Portfolio	$43,923	$48,715	$55,439
Spartan U.S. Equity Index Portfolio	$50,417	$49,020	$70,407
Interest Income Fund	$120,454	$116,855	$120,676

Varian Medical Systems, Inc. Retirement Plan - Pension Element
Notes to Financial Statements (Continued)

5.	Party-In-Interest and Related Party Transactions

As allowed by the Plan, participants may elect to invest up to 25% of their contributions in the Varian Medical Systems Stock Fund. Investments in the Company’s common stock at December 31, 2002, September 30, 2002 and September 30, 2001 consisted of 121,427 shares, 125,802 shares and 61,623 shares, with fair market values of $2,413,000, $2,203,000 and $809,000, respectively. The Varian Medical Systems Stock Fund invests primarily in the Company’s common stock. The remainder of the Varian Medical Systems Stock fund, approximately $60,000, $63,000 and $13,000 at December 31, 2002, September 30, 2002 and September 30, 2001, respectively, is invested in the Fidelity Institutional Cash Portfolio Money Market to allow for timely handling of exchanges, withdrawals and distributions

Certain Master Trust investments are shares of mutual funds managed by an affiliate of Fidelity, and therefore these transactions qualify as party-in-interest. Any purchases and sales of these funds are open market transactions at fair market value. Consequently, such transactions are permitted under the provisions of the Plan and are exempt from the prohibition of party-in-interest transactions under ERISA. Administrative fees paid by the Plan to Fidelity for the three months ended December 31, 2002 and for the year ended September 30, 2002 were $16,000 and $92,000, respectively.

6.	Plan Amendments and Subsequent Event

In December 2002, the Plan was amended to adopt the necessary changes for the Economic Growth and Tax Relief and Reconciliation Act of 2001 (“EGTRRA”), to change the Plan year-end from September 30th to December 31st and to merge the Pension Element into the Profit Sharing Element. The Plan’s amendments are effective January 1, 2003 with the exception of some of the changes necessary to be in compliance with EGTRRA, which were effective October 1, 2002. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Varian Medical Systems, Inc. Retirement
Plan -
Profit Sharing Element
(A Defined Contribution Plan)
Financial Statements
December 31, 2002, September 30, 2002, and September 30, 2001

Report of Independent Accountants

To the Participants and Retirement Committee of Varian Medical Systems, Inc.
Retirement Plan - Profit Sharing Element:

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Varian Medical Systems, Inc. Retirement Plan - Profit Sharing Element (the “Profit Sharing Element”) at December 31, 2002, September 30, 2002 and September 30, 2001, and the changes in net assets available for benefits for three months ended December 31, 2002 and for the year ended September 30, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Profit Sharing Element’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

March 31, 2003

Varian Medical Systems, Inc. Retirement Plan -
Profit Sharing Element
Statements of Net Assets Available for Benefits
(in thousands)

	December 31,	September 30,
	2002	2002	2001

Interest in the Varian Associates, Inc. Retirement and Profit Sharing Program Trust (Note 4)	$230,807	$222,679	$261,455

Net assets available for benefits	$230,807	$222,679	$261,455

Varian Medical Systems, Inc. Retirement Plan -
Profit Sharing Element
Statements of Changes in Net Assets Available for Benefits
(in thousands)

	For the
	Three Months	For the
	Ended	Year Ended
	December 31,	September 30,
	2002	2002

Additions to net assets attributed to:
Interest in Varian Associates, Inc. Retirement and Profit Sharing Program Trust investment income	$11,113	$—
Contributions:
Participant	2,175	9,474
Employer	350	297

Total contributions	13,638	9,771

Total additions	13,638	9,771

Deductions from net assets attributed to:
Interest in Varian Associates, Inc. Retirement and Profit Sharing Program Trust investment loss	—	25,025
Benefits paid to participants	5,491	23,375
Administrative expenses	19	147

Total deductions	5,510	48,547

Net increase (decrease) in net assets	8,128	(38,776)
Net assets available for benefits:
Beginning of year	222,679	261,455

End of year	$230,807	$222,679

Varian Medical Systems, Inc. Retirement Plan -
Profit Sharing Element
Notes to Financial Statements

1.	Description of the Plan

The following brief description of the Varian Medical Systems, Inc. Retirement Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document and the Summary Plan Description/Prospectus for more detailed information.

The Plan was established to provide benefits to those employees of Varian Medical Systems, Inc., formerly Varian Associates, Inc. (the “Company”) who elect to participate. The Plan consists of two distinct defined contribution plan elements, the Varian Medical Systems, Inc. Retirement Plan - Pension Element (the “Pension Element”) and the Varian Medical Systems, Inc. Retirement Plan - Profit Sharing Element (the “Profit Sharing Element”). The Plan is intended to comply with the applicable requirements of the Internal Revenue Code and the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. Contributions to the Pension Element can come from participant after-tax contributions, Company matching contributions, matching Employee Incentive Plan (“EIP”) bonus contributions and matching Management Incentive Plan (“MIP”) bonus contributions. Contributions to the Profit Sharing Element can come from participant before-tax contributions, EIP bonus contributions, MIP bonus contributions, retirement profit-sharing contributions and rollover contributions. Employees are eligible to join the Plan immediately after they are hired by the Company.

Fiscal year

The Plan’s fiscal year ends on the Friday closest to September 30. For presentation purposes, the financial statements are shown as ending September 30 although the fiscal years ended on September 27, 2002 and September 28, 2001, respectively. In December 2002, the Plan’s fiscal year end was changed to December 31.

Administration

The Company is the designated administrator of the Plan. The Company has contracted with Fidelity Institutional Retirement Services Company (“Fidelity”) to maintain the Plan’s individual participant accounts and with Fidelity Management Trust Company (“Fidelity Trust”) to act as the custodian and trustee. The Company currently pays certain administrative expenses on behalf of the Plan, except for loan fees paid by Plan participants who elect to receive a Plan loan. Brokerage commissions and other charges incurred in connection with investment transactions are paid from Plan assets. The Profit Sharing Element’s investments, as well as the investments of the Pension Element, are maintained in the Varian Associates, Inc. Retirement and Profit Sharing Program Trust (“Master Trust”), a trust established pursuant to a trust agreement between the Company and Fidelity Trust.

Contributions and participants’ accounts

Participants in the Plan may make a minimum contribution of 1% of their base pay (as defined) up to a maximum of 15% of their base pay, subject to statutory annual limitations. Employees of the Company may elect to have their EIP bonus paid out in cash or deposited directly to their Plan accounts in 10% increments, subject to statutory annual limitations. All participant contributions may be made on either a before-tax or after-tax basis and are subject to statutory annual limitations and Plan rules. New Plan participants must complete one year of service before making any after-tax contributions to the Plan.

Varian Medical Systems, Inc. Retirement Plan -
Profit Sharing Element
Notes to Financial Statements (Continued)

Upon completion of one year of service with the Company, participants are entitled to receive Company contributions. The Company’s matching contribution is 100% of participants’ before or after-tax deposits, up to a maximum of 6% of participants’ eligible base pay. The Company may make a discretionary retirement profit-sharing contribution to the Profit Sharing Element for participants who have completed one year of service and were employed on the last day of the fiscal year or died during the fiscal year. Participants’ portions of the Company’s retirement profit sharing contribution are based on the percentages of their eligible base salary to the total eligible base pay for all employees during the Profit Sharing Element year. No discretionary Company retirement profit-sharing contributions were made for the three months ended December 31, 2002 and for the year ended September 30, 2002.

Each participant’s account is credited with the participant’s contributions and allocations of the Company’s contributions and Plan earnings and charged with an allocation of certain administrative expenses. Allocations are based on participant earnings or account balances, as defined.

Participants are immediately fully vested in their contributions and Company contributions.

Contributions made to the Plan are allocated among twenty-two investment funds, including the Varian Medical Systems Stock Fund, offered by the Plan in 1% increments according to the participant’s direction. Participants may transfer account balances and the investment of their future contributions among these funds.

Participant loans

Loans are available to participants who are either active employees or on a leave of absence. Participants are eligible to request a loan from the Plan ranging from $1,000 to the lesser of 50% of the participant’s Plan assets or $50,000. Loan balances are also subject to certain other limitations as provided by the Plan. Loan balances are collateralized by the balance in the participant’s account and bear interest at a fixed rate of prime plus 1% at the date requested. The interest rates on loans outstanding at December 31, 2002, September 30, 2002 and September 30, 2001 range from 5.25% to 10.5%, 5.75% to 10.5% and 7.75% to 10.5%, respectively. Principal and interest is paid ratably through payroll deductions, generally over five years. Upon employment termination, the entire loan balance becomes immediately due and payable.

Payment of benefits

Upon termination of service on account of death, disability or retirement, a participant or beneficiary may elect to receive either a lump sum amount equal to the value of their account or annual installments over a period of years.

Hardship distributions

Participants are allowed to withdraw funds from the Profit Sharing Element in case of hardship. Withdrawals may be made no more than once a month and must be at least $500 (or such lesser amount as is available for withdrawal).

Withdrawals are subject to restrictions as to amount, frequency and intended use of the proceeds. The normal form of payment is cash.

Varian Medical Systems, Inc. Retirement Plan -
Profit Sharing Element
Notes to Financial Statements (Continued)

Plan termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

2.	Summary of Significant Accounting Policies

Basis of accounting

The financial statements of the Profit Sharing Element are prepared utilizing the accrual basis of accounting.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the administrator and trustee to make estimates and assumptions that affect the reported amounts of assets and liabilities in the financial statements. Such estimates include those regarding fair value. Actual results may differ from those estimates.

Risks and uncertainties

The Plan provides participants with various investment options in mutual funds which are invested in a combination of stocks, bonds, fixed income securities and other investment securities. Investment securities are exposed to various risks, such as those associated with interest rates, market conditions and credit worthiness of the securities’ issuers. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the financial statements.

Investments

Investments of the Plan are held by Fidelity Trust and are invested in the investment options available in the Plan based solely upon instructions received from Plan participants.

Investments of the Master Trust held in money market and mutual funds are valued at fair value as determined by quoted market prices. Investments of the Master Trust held in the Interest Income Fund and the Varian Medical Systems Stock Fund are stated at net asset value, as determined by the investment manager, based on the fair value of the underlying securities. The carrying amounts of the investments approximate fair value. Purchases and sales of securities held in the Master Trust are recorded on a trade-date basis. Participant loans are valued at cost which approximates fair value. The Master Trust presents in its investment income (loss) the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on these investments.

Payment of benefits

Benefits are recorded when paid.

Varian Medical Systems, Inc. Retirement Plan -
Profit Sharing Element
Notes to Financial Statements (Continued)

3.	Income Taxes

The Profit Sharing Element obtained its current determination letter on December 4, 2001, in which the Internal Revenue Service stated that the Profit Sharing Element design is in compliance with the applicable requirements of the Internal Revenue Code. The Profit Sharing Element has been subsequently amended; however, the Company believes that the Profit Sharing Element is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code and that the Master Trust, which forms a part of the Plan, is exempt from tax. Therefore, no provision for income taxes has been included in the Profit Sharing Element’s financial statements.

The December 4, 2001 letter supersedes the determination letter received in August 1996 in which the Internal Revenue Service stated that the Profit Sharing Element design was in compliance with the applicable requirements of the Internal Revenue Code.

Varian Medical Systems, Inc. Retirement Plan -
Profit Sharing Element
Notes to Financial Statements (Continued)

4.	Investment in the Varian Associates, Inc. Retirement and Profit Sharing Program Trust

The Profit Sharing Element’s investments are in the Master Trust which was established for the investment of assets of the Profit Sharing Element and the Pension Element. Each participating element has a specific interest in the Master Trust. Investment income and administrative expenses relating to the Master Trust are allocated to the individual elements based upon participant balances.

A summary of the net assets available for benefits of the Master Trust and significant Master Trust investments at December 31, 2002, September 30, 2002 and September 30, 2001 is as follows:

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2002, SEPTEMBER 30, 2002 AND SEPTEMBER 30, 2001
(in thousands)

	December 31, 2002			September 30, 2002

	Pension	Profit Sharing		Pension	Profit Sharing
	Element	Element	Total	Element	Element	Total

Assets
Master Trust investments:
Mutual funds	$169,135	$200,168	$369,303	$162,834	$190,045	$352,879
Money market funds	19,833	24,089	43,922	22,422	26,293	48,715
Stock fund	2,473	4,171	6,644	2,266	3,595	5,861
Participant loans	75	1,936	2,011	80	2,111	2,191

Total Master Trust investments	191,516	230,364	421,880	187,602	222,044	409,646

Receivables:
Company contributions	254	—	254	495	—	495
Participant contributions	35	462	497	14	677	691

Total receivables	289	462	751	509	677	1,186

Total assets	191,805	230,826	422,631	188,111	222,721	410,832

Liabilities
Accrued expenses	(16)	(19)	(35)	(36)	(42)	(78)

Total liabilities	(16)	(19)	(35)	(36)	(42)	(78)

Net assets available for benefits	$191,789	$230,807	$422,596	$188,075	$222,679	$410,754

Element’s participating interest	45%	55%	100%	46%	54%	100%

[Additional columns below]

[Continued from above table, first column(s) repeated]

	September 30, 2001

	Pension	Profit Sharing
	Element	Element	Total

Assets
Master Trust investments:
Mutual funds	$197,031	$228,301	$425,332
Money market funds	26,465	28,974	55,439
Stock fund	822	1,355	2,177
Participant loans	140	2,273	2,413

Total Master Trust investments	224,458	260,903	485,361

Receivables:
Company contributions	363	—	363
Participant contributions	10	592	602

Total receivables	373	592	965

Total assets	224,831	261,495	486,326

Liabilities
Accrued expenses	(35)	(40)	(75)

Total liabilities	(35)	(40)	(75)

Net assets available for benefits	$224,796	$261,455	$486,251

Element’s participating interest	46%	54%	100%

Varian Medical Systems, Inc. Retirement Plan -
Profit Sharing Element
Notes to Financial Statements (Continued)

Investment income (loss) for the Master Trust is as follows (in thousands):

	For the Three Months Ended December 31, 2002			For the Year Ended September 30, 2002

	Pension	Profit Sharing		Pension	Profit Sharing
	Element	Element	Total	Element	Element	Total

Net appreciation (depreciation) in fair value of investments:
Mutual funds	$7,499	$9,666	$17,165	$(18,511)	$(28,232)	$(46,743)
Stock fund	306	498	804	400	627	1,027

	7,805	10,164	17,969	(18,111)	(27,605)	(45,716)
Interest	718	949	1,667	1,999	2,580	4,579

Total	$8,523	$11,113	$19,636	$(16,112)	$(25,025)	$(41,137)

Master Trust investments in excess of 5% of net assets were as follows (in thousands):

	December 31,	September 30,	September 30,
	2002	2002	2001

Fidelity Growth Company Fund	$68,137	$62,467	$92,632
Fidelity Growth and Income Portfolio	$56,867	$56,112	$76,917
Fidelity Balanced Fund	$32,274	$30,993	$36,548
Fidelity Retirement Money Market Portfolio	$43,923	$48,715	$55,439
Spartan U.S. Equity Index Portfolio	$50,417	$49,020	$70,407
Interest Income Fund	$120,454	$116,855	$120,676

Varian Medical Systems, Inc. Retirement Plan -
Profit Sharing Element
Notes to Financial Statements (Continued)

5.	Party-In-Interest and Related Party Transactions

As allowed by the Plan, participants may elect to invest up to 25% of their contributions in the Varian Medical Systems Stock Fund. Investments in the Company’s common stock at December 31, 2002, September 30, 2002 and September 30, 2001 consisted of 204,819 shares, 199,637 shares and 101,557 shares, with fair market values of $4,069,000, $3,496,000 and $1,333,000, respectively. The Varian Medical Systems Stock Fund invests primarily in the Company’s common stock. The remainder of the Varian Medical Systems Stock Fund, approximately $101,000, $99,000 and $22,000 at December 31, 2002, September 30, 2002 and September 30, 2001, respectively, is invested in the Fidelity Institutional Cash Portfolio Money Market to allow for timely handling of exchanges, withdrawals, and distributions.

Certain Master Trust investments are shares of mutual funds managed by an affiliate of Fidelity, and therefore these transactions qualify as party-in-interest. Any purchases and sales of these funds are open market transactions at fair market value. Consequently, such transactions are permitted under the provisions of the Plan and are exempt from the prohibition of party-in-interest transactions under ERISA. Administrative fees paid by the Plan to Fidelity for the three months ended December 31, 2002 and for the year ended September 30, 2002 were $19,000 and $147,000, respectively.

6.	Plan Amendments and Subsequent Event

In December 2002, the Plan was amended to adopt the necessary changes for the Economic Growth and Tax Relief and Reconciliation Act of 2001 (“EGTRRA”), to change the Plan year-end from September 30th to December 31st and to merge the Pension Element into the Profit Sharing Element. The Plan’s amendments are effective January 1, 2003 with the exception of some of the changes necessary to be in compliance with EGTRRA, which were effective October 1, 2002. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Schedule of Assets Held for Investment - Attachment to 2002 Form 5500 Schedule H item 4(i)

Plan Name: Varian Assoc., Inc Retirement and Profit Sharing Program Trust
Plan No. 003

Plan Sponsor: Varian Medical Systems, Inc.
Employer Identification Number: 94-2359345

(a)	(b) Identity of Issue	(c) Description of Investment	(d) Cost **	(e) Current Value

	PIMCO TOT RETURN ADM	Mutual Fund		$13,068,508
	FKLN SMMIDCAP GRTH A	Mutual Fund		$1,375,464
	JANUS MERCURY FUND	Mutual Fund		$1,102,462
	JANUS OVERSEAS	Mutual Fund		$1,847,727
	NB GENESIS TRUST	Mutual Fund		$7,908,712
	INTEREST INCOME FUND	Common/Collective Trust		$120,453,814
	VMS COMPANY STOCK	Employer Stock		$6,642,350
	FIDELITY PURITAN	Mutual Fund		$3,793,679
	FIDELITY EQUITY INC	Mutual Fund		$2,369,068
	FIDELITY GROWTH CO	Mutual Fund		$68,136,649
	FIDELITY GROWTH & INC	Mutual Fund		$56,867,029
	FIDELITY BALANCED	Mutual Fund		$32,273,628
	FIDELITY BLUE CHIP	Mutual Fund		$958,962
	FIDELITY WORLDWIDE	Mutual Fund		$2,986,704
	FIDELITY DIVERS INTL	Mutual Fund		$1,512,766
	FID FREEDOM INCOME	Mutual Fund		$873,804
	FID FREEDOM 2010	Mutual Fund		$1,074,537
	FID FREEDOM 2020	Mutual Fund		$1,506,163
	FID FREEDOM 2030	Mutual Fund		$625,504
	FID FREEDOM 2040	Mutual Fund		$151,317
	FIDELITY RETIRE MMKT	Mutual Fund		$43,922,628
	SPARTAN US EQ INDEX	Mutual Fund		$50,417,356
*	PARTICIPANT LOANS	Maturity dates of up to 5 years; interest rates range from 5.25% to 10.5%; collateralized by participants’ account balances		$2,011,112
			Total:	$421,879,943

*	Party-in-interest transactions for which statutory exemptions exist.

**	All investments are participant-directed; therefore, disclosure of cost is not required.

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed by the undersigned, thereunto duly authorized.

VARIAN MEDICAL SYSTEMS INC. RETIREMENT PLAN

By:	Varian Medical Systems, Inc.

By:	/s/ John E. McCarthy

John E. McCarthy
Vice President, Human Resources

Date: June 27, 2003

EXHIBIT INDEX

Number	Description

23.1	Consent of Independent Accountants.

23.2	Consent of Independent Accountants.

99.1	Certification pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.2	Certification pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.